Exhibit 12.1

HUBBELL INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months
	Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Computation of Earnings:
Earnings	331.2	430.4	418.6	485.5	473.8	441.8
Fixed Charges	42.4	53.0	39.6	39.4	38.5	38.1
Total Earnings	373.6	483.4	458.2	524.9	512.3	479.9
Computation of Fixed Charges:
Interest Expense	34.9	43.4	31.0	31.2	30.8	30.8
Interest Portion of Rent Expense	7.5	9.6	8.6	8.2	7.7	7.5
Total Fixed Charges	42.4	53.0	39.6	39.4	38.5	38.1
Ratio of Earnings to Fixed Charges	8.8	9.1	11.6	13.3	13.3	12.6

Hubbell Incorporated (“Hubbell”) has calculated the ratio of earnings to fixed charges by dividing “earnings,” consisting of income from continuing operations before income taxes and fixed charges for the periods indicated, by Hubbell’s “fixed charges,” consisting of interest expense (which includes interest on indebtedness, the amortization of discounts, and the amortization of capitalized debt issuance costs) and the portion of estimated rents that Hubbell believes to be representative of the interest factor (one-third of rental expense), in each case for the periods indicated.